UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SKYBRIDGE G II FUND, LLC

(Name of Subject Company (Issuer))

SKYBRIDGE G II FUND, LLC

(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Marie Noble

SkyBridge Capital II, LLC

527 Madison Avenue, 4th Floor

New York, New York 10022

(212) 485-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street N.W.

Washington, D.C. 20001

(202) 636-5500

November 24, 2021

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	(a) $6,619,634.57	Amount of Filing Fee:	(b) $613.64

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $613.64	Filing Party: SkyBridge G II Fund, LLC
Form or Registration No.: Schedule TO, Registration No. 005-88054	Date Filed: November 24, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the “Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 24, 2021 by SkyBridge G II Fund, LLC (the “Company”) in connection with an offer by the Company to purchase up to 10% of its outstanding Shares from the members of the Company on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit B to the Statement.

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Statement remains unchanged, and this Amendment does not modify any of the information previously reported on the Statement. You should read this Amendment together with the Statement and the Offer to Purchase dated November 24, 2021.

Item 12.	Exhibits.

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

G.	Amended and Restated Form of Letter to Shareholders Dated January 10, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SKYBRIDGE G II FUND, LLC

By:	/s/ Raymond Nolte
Name: Raymond Nolte
Title: President and Director

January 12, 2022